EXHIBIT 99.1

ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX Announces Interim Chief Financial Officer Remuneration Arrangements

Chattanooga, TN (USA), 1 July 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today announced the remuneration arrangements agreed with Mr Ron Edmonds in connection with his appointment as Interim Chief Financial Officer.

As previously announced on 9 June 2026, Mr Edmonds will assume the role of Interim Chief Financial Officer following the departure of former Chief Financial Officer, Robert Long. To reflect the additional executive responsibilities and time commitment associated with the role, the Company has agreed that Mr Edmonds will receive additional remuneration for the duration of his appointment as Interim Chief Financial Officer, as set out in Appendix 1.

Mr Edmonds will continue to serve as a director of the Company but has stepped aside from the role of Chair while undertaking the Interim Chief Financial Officer position. Deputy Chair, Admiral Robert Natter, has resumed the role of Chair during the interim period.

The remuneration arrangements will remain in place until the appointment of a permanent Chief Financial Officer or the earlier cessation of Mr Edmonds' interim appointment.

This announcement has been authorised for release by Admiral Robert Natter, Chairman.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

ASX ANNOUNCEMENT (ASX: NVX)

About NOVONIX

NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

ASX ANNOUNCEMENT (ASX: NVX)

Appendix 1 – Chief Financial Officer Remuneration

Position	Chief Financial Officer
Commencement Date	1 July 2026
Term	Interim term of 3 – 6 months
Total Fixed Remuneration	USD$450,000 base salary, pro-rated to reflect a expected commitment of approximately 75% of a full-time equivalent role.
Short term incentive	Maximum of 100% of total fixed remuneration, subject to achievement of performance-based targets set by the Board and assessed following the cessation of the interim appointment.
Long term incentive	Additional Director share rights equivalent to USD$95,000, subject to shareholder approval.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com